UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Medtronic Public Limited Company
(Exact name of Registrant as Specified in its Charter)

Ireland	1-36820	98-1183488
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

20 On Hatch, Lower Hatch Street Dublin 2, Ireland	n/a
(Address of principal executive offices)	(Zip Code)

Karen Parkhill	763-514-4000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

INFORMATION TO BE INCLUDED IN THE REPORT

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of Medtronic Public Limited Company (the “Company”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2020 to December 31, 2020.

A copy of Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and details the due diligence measures undertaken during the reporting period by the Company on a consolidated basis. A copy of the Conflict Minerals Report is also publicly available through the Company’s website: www.medtronic.com (under the “Investors” caption and “SEC Filings” subcaption).

Item 1.02 Exhibit

The Company has filed, as an exhibit to this Form SD, the Conflict Minerals Report of the Company required by Item 1.01.

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 - Conflict Minerals Report of the Company

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MEDTRONIC PUBLIC LIMITED COMPANY

Date: May 7, 2021	By	/s/ Karen L. Parkhill
Karen L. Parkhill
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX
Medtronic Public Limited Company
Form SD

Exhibit No.	Description

1.01	Conflict Minerals Report of the Company